

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 20, 2013

Via E-Mail
Tamio Stehrenberger
Chief Financial Officer
Bassline Productions, Inc.
17011 Beach Boulevard, Suite 900
Huntington Beach, California 92647

>   **Re: Bassline Productions, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File No. 000-54497**

Dear Mr. Stehrenberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by filing an amendment as indicated in comment one below, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Report of Independent registered Public Accounting Firm, page F-1

1. We note that your independent auditors' report discloses that they have audited "the accompanying balance sheets of Bassline Productions Inc. (A Development Stage Company) (the "Company") as of December 31, 2012 and 2011 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2012 and for the periods from inception (May 11, 2010) to December 31, 2011 and from inception (May 11, 2010) to December 31, 2012." In light of the fact that you have presented statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2011, we believe that the independent auditors' report should refer to the year ended December 31, 2011 rather than "for the periods from inception (May 11, 2010) to December 31, 2011." Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief